=================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                       Washington, D.C. 20549
                 ----------------------------------

                      AMENDMENT NO. 1 TO THE
                             FORM 10-SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                       VERIDA INTERNET CORP.
           (Name of Small Business Issuer in its charter)

STATE OF NEVADA                    98-0164651
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)

50 California Street
Suite 1500
San Francisco, California                    94111
(Address of Principal Executive Offices)     (Zip Code)

Issuer's telephone number, including area code:   (415)-439-5395

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
     (Title of class)

=================================================================

                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A.   BUSINESS DEVELOPMENT

     Verida Internet Corp. (the "Registrant") was incorporated under the laws of the State of Nevada on November 1, 1996 as Austral Pacific Energy Corporation. On November 8, 1996, Austral Pacific Energy Corporation changed its name to Austral Pacific Energy Corp. The common shares of the Registrant commenced trading in January 1997 on the OTC Bulletin Board ("OTCBB") as operated by the National Association of Securities Dealers Inc. under the symbol "APCE". The head office of the Registrant was relocated in March 1999 to Suite 1500, 50 California Street, San Francisco, California 94111. On March 11, 1999, the Registrant changed its name to Verida Internet Corp. The Registrant's Internet web site address is www.verida.com.

     From inception through to February 1999, the Registrant was engaged in the business of oil and gas exploration. On February 4, 1999 the Board of Directors of the Registrant determined that given the depressed status of the oil and gas exploration industry, it would be in the best interests of the Registrant and its Shareholders to consider an alternative business focus of the Registrant. The Board of Directors made the decision that the Registrant would investigate business opportunities in the internet-based, business services sector. On February 23, 1999 the Registrant publicly announced that the Board of Directors had resolved to pursue Internet related growth opportunities. The Registrant is taking steps to acquire technology and retain personnel to enable it to provide secure and comprehensive Internet-based electronic commerce ("e-commerce") solutions for business-to-business transactions.

     The Registrant has filed this Form 10-SB on a voluntary basis to maintain its quotation on the OTCBB. Effective January 4, 1999, all companies quoted on the OTCBB are required to be registered with the Securities and Exchange Commission ("SEC") pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Act"). Starting July 1999, this requirement is to be phased-in alphabetically by trading symbol for companies already quoted on the OTCBB.

     The Registrant is required to file periodic reports with the SEC pursuant to Section 13 of the Act and will continue to file periodic reports voluntarily in the event its obligation to file such reports is suspended under the Act.

B.   CURRENCY AND EXCHANGE RATES

     All monetary amounts disclosed in this Form 10-SB are, unless otherwise indicated, expressed in United States dollars. Refer to Note 2 - Summary of Significant Accounting Policies of the financial statements under Item 13.

     As at March 31, 1999 and 1998, the exchange rates to convert
Canadian dollars into U.S. dollars are 1.5087 and 1.4198, respectively. The average exchange rates for the three month periods ended March 31, 1999 and 1998 are 1.5115 and 1.4302. respectively.

     As at December 31, 1998 and 1997, the exchange rates to convert Canadian dollars into U.S. dollars are 1.5333 and 1.4305, respectively. The average exchange rates for the years ended December 31, 1998 and 1997 are 1.4831 and 1.3844, respectively.

C. BUSINESS OF THE ISSUER

     Other than investigating potential technologies and recruiting personnel in support of the Registrant's new business purpose, the Registrant has had no material business operations since its inception in 1996. At present the Registrant has yet to acquire or develop the necessary technology assets in support of its new business purpose to become a provider of Internet-based, secure and comprehensive e-commerce solutions in support of business-to-business electronic commerce.

     The Internet is a world-wide medium of interconnected electronic and/or computer networks. Individuals and companies have recently recognised that the communication capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services.

     Electronic commerce, generally refers to utilizing electronic networks to facilitate buying and selling of products, information, and services. In electronic commerce, computers and telecommunications take the place of paper documents, mail and faxes. Businesses now use computers to electronically send and receive a wide variety of business documents. These include, for example, product catalogs, price lists, purchase orders and invoices. Electronic Data Interchange ("EDI") is a specific form of electronic commerce. It refers to the transmission of data between a business and its customers or its vendors in the course of a business transaction. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. The computers of the buyer and the seller communicate and exchange the relevant information. They use an agreed-upon or standard format to do so. In an earlier stage of electronic commerce, companies that wanted to do business electronically needed to have an arrangement with a special type of computer network. That network is referred to as a value-added computer network, or "VAN." Traditionally, much of the EDI and e-commerce market was serviced by companies which provide their services through VANs. A VAN provides standardized forms and acts as a kind of electronic post office, where data and forms are exchanged, parties can communicate via email, and funds can be electronically transferred.

     More recently the Internet has provided an alternative means for companies to conduct electronic commerce. Rather than using a proprietary VAN, companies can use the Internet as the medium over which electronic commerce is conducted. The Registrant intends to utilize this medium to develop business to business e-commerce solutions with its initial products providing Internet-based functionality for commercial transactions, marketing, data management and analysis.

Planned, Products and Services

     The Registrant plans on offering a product "suite" of World Wide Web ("Web") based services in order to allow potential clients to take
advantage of the technology of the Internet   cost-effectively finding
and selling to customers online, while developing ongoing electronic commerce relationships with them, which in turn will help establish company brands and capture customer loyalty.

     The product suite of services intended to be offered by the Registrant to its clients will be located on servers controlled by the Registrant, allowing potential clients to access these services through their own existing Internet connections utilizing standard Internet browsers such as Netscape's "Communicator" or Microsoft's "Internet Explorer". The client would not require any specialized software or hardware to use the Registrant's services. The Registrant's products will be provided as a "web service" that can be accessed on a cost-effective, as-needed basis at anytime over the Internet.

     The Registrant's planned product suite proposes to offer four types of services in support of business-to-business e-commerce under the following names:

1. VeriStore

     The proposed VeriStore service will provide e-commerce transactional capabilities to manage and process transactions between the client and its customers. VeriStore will offer two different levels of e-commerce solutions. The first level of service will be tailored towards clients which do not currently have a Web presence to advertise their products ("E-Stores"). The service will allow customers to use the Registrant's own Internet storefront as their "retail" location and the Registrant's virtual back office infrastructure for their own E-Stores. With minimal programming or Internet expertise, clients will be able to immediately develop a secure, fully customized, commerce ready online storefront and ordering system without programming. Clients would simply create their E-Store, which would profile their products, provide ordering instructions and product pricing, by filling in their information through user friendly Web forms.

     In addition to providing a client with the capability to create and maintain an E-Store on the Web, VeriStore will also provide a virtual back office infrastructure to enable clients to handle all aspects of online transactions. The virtual back office services will provide clients with the necessary tools to manage and process online transactions which occur when the client's customer purchases goods from their E-Store. The back office services will include: (1) processing of the client's customers orders and sending confirmations (2) online payment processing in real time (3) calculating applicable shipping costs and taxes (4) running multiple reports detailing online sales statistics for any given period and (5) managing customer queries.

     The back office services would also be available to clients who already have established their own E-Store without the support of the Registrant. While the client's E-Store Web page may be located elsewhere on the Internet, it is intended that the back office services to be offered by the Registrant will be flexible enough to be interoperable with the client's pre-existing E-Store regardless of the design or format in which it was created.

2. VeriMark

     The proposed VeriMark service is intended to be a package of automated online marketing solutions which will allow online marketers to deploy, track and measure the cost effectiveness of their online marketing efforts. The service will work as an automated electronic marketing manager which will essentially automate the online marketing process from the first customer contact to the "thank you" email at the end of a sale.

     The VeriMark service will allow its clients to accomplish online marketing campaign management including the sending of marketing email, the posting of banner ads, building databases of prospects, sending fulfillment and follow-up materials to prospects, and tracking effectiveness ratios and statistics

3. VeriBase

     The proposed VeriBase service is intended to provide data warehousing services to clients in order to allow clients to electronically store their customer's contact and demographic information, track customer and prospect activity from online sales and marketing activities and perform analysis including demographic profiling and modeling. Through the tracking and analysis tools the Registrant's clients will have the ability to better understand and profile customers which will help define and target future marketing and prospecting efforts.

4. VeriPlace

     The proposed VeriPlace service is intended to create and support Internet business communities ("IBCs"). IBCs are industry specific web exchanges or portals that provide an exchange and communications link for buyers and sellers in a specific industry. The main purpose of the VeriPlace service is to provide Web technology to the Registrant's clients which will allow them to aggregate, search, organize and distribute information within their specific industry primarily through the integrated use of the VeriStore, VeriMark and VeriBase services.

     The VeriStore, VeriMark and VeriBase services are intended to operate in an integrated manner where a client may use one or more of the services in conjunction with another or as stand-alone services where the client has the need for only one of the services.

     At this time the Registrant is still at the business investigation and planning stage and has yet to acquire, license or develop the necessary software and hardware technology to offer the products and services that it proposes to offer. The Registrant's proposed plan of operations has not been completed as of the date hereof and there are no assurances that the plan will ever be implemented. The Registrant is currently implementing a plan of operations in order to achieve this goal (see Item 2. "Plan of Operation") and is currently seeking qualified parties with the intent of securing a contract to access the necessary technology. However, at this time, there can be no assurances that the Registrant will be successful in negotiating such a contract. Without securing the necessary technology the Registrant will not be in a position to offer the services it is proposing.

Number of Total Employees and Number of Full Time Employees

     In addition to the Registrant's two pre-existing Officers, Mr. Michael Hinshaw and Mr. Mark Katsumata, the Registrant has recently hired an additional two Executive Officers who have considerable experience within the computer industry. Mr. Richard Cohn will fulfill the duties of Executive Vice President of the Registrant while Mr. Steve Zimmerman will fulfill the role of Chief Technology Officer. Of these four Officers and employees, Mr. Richard Cohn will be providing his services on a full time basis, while respectively, Mr. Hinshaw, Mr. Zimmerman and Mr. Katsumata will each dedicate 50%, 50% and 30% of their time to the Registrant.

     Under the terms of their respective employment agreements, Mr. Zimmerman will receive $4,000 per month in salary and Mr. Cohn will receive $90,000 per year. In addition to his salary, Mr Zimmerman's employment agreement grants him an option to purchase 150,000 shares of the Registrant's common stock at a price of $4.00 per share. Mr. Cohn's employment agreement grants him an option to purchase 200,000 shares of the Registrant's common stock at a price of $4.00 per share. The Registrant intends to hire any further employees on an as needed basis.

Risks Associated with the Year 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Since the Registrant has yet to acquire any technology in support of its services, the planned acquisitions will most likely involve hardware and software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Registrant makes arrangements with significant hardware and software suppliers, the Registrant intends to determine the extent to which the Registrant's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Registrant's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Registrant acquiring the product. Other than the foregoing measures the Registrant has no other contingency plans for dealing with third parties which do not become Year 2000 compliant within a timely manner. The Registrant anticipates that this will be an ongoing process as the Registrant begins to implement its Item 2, "Plan of Operation" through 1999. There can be no assurances that the systems of suppliers or other companies on which the Registrant may rely on will be converted in a timely manner and will not have a materially adverse effect on the Registrant's systems.

Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The registrant believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Registrant's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Registrant's business, financial condition and results of operations.

Risk Factors.

     In any business venture, there are substantial risks specific to the particular enterprise. At a minimum, the Registrant's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     1. No History of Operations and Reliance on Expertise of Certain Persons. The Registrant has no history of operations. The management of the Registrant and the growth of the Registrant's business depends on certain key individuals who may not be easily replaced if they should leave the Registrant. Persons in management have other business interests which may result in them devoting, from time to time, some of their time to such other interests.

     2. Limited Financial Resources. The Registrant has limited or no financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Registrant currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required. The Registrant has virtually no assets and has had no operational revenues since its inception in November 1996, nor will the Registrant receive any revenues until it completes an acquisition of the technology necessary to provide its proposed products and services, at the earliest. The Registrant can provide no assurance that any acquired technology will produce any material revenues for the Registrant or its stockholders or that any such business will operate on a profitable basis.

     3. Lack of Technology. Management has not finalized an agreement to acquire the technological assets necessary to provide the products and services it proposes. The Registrant may never acquire the necessary technology needed to begin operations.

     4. Business Competition. The business of facilitating business-to-business e-commerce is intensely competitive and fragmented, and is characterized by rapidly evolving technology. In addition, numerous companies, substantially all of which have significantly greater financial and other resources than the Registrant, are currently engaged in business-to-business e-commerce. These companies provide a range of e-commerce functionality and applications including, but not limited to, EDI-based VAN; Internet store-fronts; Internet catalogues; secure Internet payment processing; Internet transaction processing including ordering, fulfillment, shipping, and confirmation elements; Internet database generation and analysis; automated Internet marketing; and vertical Internet business communities or exchanges.

     The Registrant anticipates that existing competitors are likely to expand the range and scope of their e-commerce offerings, and that new competitors, which may include telephone companies, media companies, and industrial companies, are likely to increasingly offer business-to-business e-commerce applications that function similarly and compete with those proposed by the Registrant.

     5. Need for Additional Capital. In order to initiate operations, the Registrant will have to raise additional capital for operations through the issuance of securities or loans. There is no assurance that the Registrant will be able to raise the additional capital.

     6. Rapid Technological Change; Need for New Products; Introduction of Competitive Products. The market for the Registrant's proposed services is characterized by rapidly changing technology and frequent new product introductions. Even if the Registrant's proposed e-commerce service gains initial acceptance, the Registrant's success will depend on, among other things, its ability to enhance its products and to develop and introduce new products and services that keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. There can be no assurance that the Registrant will be able to identify, develop, market, support or acquire new products or deploy new services successfully, that such new products or services will gain market acceptance, or that the Registrant will be able to respond effectively to technological changes or product announcements by competitors. Any failure by the Registrant to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues.

     7.   Uncertainties Relating to Commercial Use of the Internet.
The Registrant's strategy is to apply its efforts to the development of service products for use in connection with the Internet. The success of these proposed products is dependent on the continued development and acceptance of the Internet as a medium for the exchange of business documents and effecting business-to-business transactions. The failure of the Internet to be an effective channel could have a material adverse effect on the Registrant's business and prospects. There can be no assurance that business-to-business commerce over the Internet will become widespread and it is not known whether this market will develop to the extent necessary for demand for the Registrant's proposed services to emerge and become commercially sustainable. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times which might adversely affect customers' ability or willingness to use the Internet as a commercial marketplace. In addition, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace.

     8. Inadequacy of Public Market. There is no assurance that the public market for the common shares of the Registrant will be maintained or that the holder of common shares will be able to sell such shares in the quantity and at the price desired by such holder.

Governmental Regulation

     The Registrant's proposed services would be transmitted to its clients over dedicated and public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. Changes in the legislative EDI or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs or increase the likelihood of competition from regional telephone companies or others, could have an adverse effect on the Company's business; as could potential governmental actions outside of the United States

Safe Harbor Provisions

     Except for the description of historical facts contained herein, this Form 10-SB contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 concerning future applications of the technologies to be acquired by the Registrant and the Registrant's proposed services and future prospects, that involve risks and uncertainties, including the possibility that the Registrant will: (i) be unable to commercialize services based on its technology, (ii) ever achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and under "Item 2, Management's Discussion and Analysis or Plan of Operations" and from time to time in the Registrant's future filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Registrant has been largely inactive since its incorporation and hence has not yet received revenues from operations, profitability or break-even cash flow other than the one time sale of assets not in the ordinary course of business (see "Item 7. Certain Relationships And Related Transactions").

     The Registrant has experienced losses in each fiscal period reported on. At the end of the Registrant's 1998 fiscal year it had $200,656 in working capital. For the fiscal 1999 year, the Registrant does not have sufficient funds to acquire and/or develop any business without seeking additional funds. The Registrant relies principally on the issuance of common shares by private placements to raise funds to finance the business of the Registrant. There is no assurance that market conditions will continue to permit the Registrant to raise funds if required. The Registrant may issue more common shares at prices determined by the Board of Directors, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a member does not purchase additional common shares, the percentage share ownership of the member in the Registrant will be reduced.

     Management has determined that consistent with the Registrant's new business plan, part of its plan of operation for the next 12 months is to secure the necessary technological assets to support the proposed products and services to be offered by the Registrant. The Registrant has taken the initial step of acquiring e-commerce software technology by entering into a software purchase agreement with NetOpus Incorporated ("NetOpus") in order to purchase the core technology necessary to support the services the Registrant intends to offer. NetOpus is a private company which owns the rights to certain preexisting computer software marketed by NetOpus as the "Sales Associate Store Creator" commerce system (the "Base Technology").
Under the terms of the agreement, the Registrant purchased the right to use, modify, customize, brand, sell and market the Base Technology to provide online transaction processing functionality and features within the sites that the Registrant develops.

     The Base Technology has been provided by NetOpus in consideration of a onetime fee paid by the Registrant to NetOpus. The onetime fee consists of a combination of $50,000 and the issuance to NetOpus of 25,000 common shares of the Registrant. The 25,000 shares of the Registrant will be restricted from resale for a period of 12 months from the date of issuance. At the end of the twelve month period, the shares may be re-sold at a rate that cannot exceed 2,083 shares per month maximum.

     The Registrant may upgrade and modify the purchased software to support proposed services to be offered by the Registrant. The Registrant may acquire or license additional software technology through a technology licensing or purchase agreement to ensure that other proposed services offered by the Registrant are delivered in a timely and useable manner during the plan of operation for the next 12 months.

     With regard to other necessary hardware assets, such as Internet computer servers and desktop computers, which are necessary to support the Registrant's proposed products and services, the Registrant's initial focus will be on leasing these assets from reliable yet unidentified lessors.

     Analysis of software and hardware acquisitions will be undertaken by or under the supervision of the Registrant's directors and officers. The directors and officers are comprised of individuals of varying business experiences, and management will rely on their own business judgment in making decisions as to the types of technology, which the Registrant may acquire or in which the Registrant may participate. It is possible that management will not have any specific business experience or expertise in the type of technology engaged in by a company which may be investigated by the Registrant.

     In analyzing prospective software licensors and sellers and hardware lessors, management will consider such factors as available technical, financial, and managerial resources; experience of management services which may be available and the depth of management; the potential for further research and development; risk factors, trade or service marks, its name identification, and other relevant factors.

     As part of the Registrant's investigation of software licensing and purchasing and hardware leasing agreements, management expects that it will meet personally with the management and personnel of software providers and hardware lessors, obtain independent analysis or verification of certain information provided, check references of the target's management and key personnel, and conduct other reasonable measures, to the extent that the Registrant's limited resources and management's technical expertise, if any permit. Generally, the Registrant will analyze all available information and make a determination based upon a composite of available facts, without reliance upon a single factor as controlling.

     The Registrant's plan of operations for the next 12 months has several identifiable phases to support the development of proposed products and services to be offered by the Registrant. The Registrant will focus on securing appropriate software, hardware, and human resources to advance each phase. Phases may be interdependent, consecutive, or non-linear and delays or exceptional progress in one phase may or may not affect the timing and execution of another phase. Phases may also be overlapping, and determinations on personnel will be made to ensure timely and productive completion of each phase.

     In the initial phase, the proposed product(s) or service(s) is conceptualized with the identification of general business and technology requirements. In another phase, the concept is assessed and researched, and major business and technology specifications are identified. In another phase, business and technology specifications are scrutinized, revised, and tested, and final development specifications are issued. In another phase, software development commences. In another phase, initial software solutions are tested by the Registrant and by selected potential users. In the final phase, software is revised, tested by the Registrant and selected potential users, and made available for packaging, distribution, and sales. While the Registrant will develop each product or service through the above-mentioned phases, several different products and services may simultaneously be in parallel, similar, or different phases of development. Additionally, each product or service may require different amounts of time and resources within a particular phase.

     The current plan of operations for the next 12 months includes several products or services advancing through the above-mentioned phases of development, and being offered for sale, purchase, fee, lease, license, or other appropriate revenue generating methods for such e-commerce products and services.

     Given the Registrant's current level of working capital and its operations being conducted to develop its products, it is expected that the Registrant can satisfy its cash requirements for a further 5 months before additional capital will have to be raised. Additional sources of financing will most likely be sought through future private placements of the Registrant's common shares rather than seeking interest-bearing loans. However, the Registrant recognizes that as a result of its limited, financial, managerial, or other resources, the number of suitable financing options may be limited. Should these additional sources of capital not be found the Registrant will modify its operations to conserve working capital by concentrating on fewer products and/or services being advanced.

ITEM 3.        DESCRIPTION OF PROPERTIES

     The Registrant does not currently own any real property. The Registrant's executive office is located at Suite 1500, 50 California Street, San Francisco, California 94111. The rental space is provided by a corporate support services firm under a month to month rental agreement at a rate of $125 per month. The rental agreement may be terminated by the Registrant on 30 days notice.

        ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
        MANAGEMENT

     The Registrant's securities are recorded on the books of its transfer agent in registered form. However, a majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

     As of March 12, 1999, the Registrant had an authorized share capital of 100,000,000 common shares with a par value of $0.00001 per share of which 8,887,000 shares were issued and outstanding.

     The following table sets forth, as of March 12, 1999, the beneficial shareholdings of persons or entities holding five per cent or more of the Registrant's common stock, each director individually, each named executive officer and all directors and officers of the Registrant as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                         Amount and
                         Nature of
Name and Address         Beneficial                         Percent
of Beneficial Owner      Owner          Position            of Class

Michael Hinshaw          2,000,000      President, Chief    22.50%
c/o 50 California St.    Common         Executive Officer and
Suite 1500               Shares         a member of the
San Francisco, CA                       Board of Directors

Richard Cohn[1]                  0      Executive Vice       0.00%
c/o 50 California St.                   President
Suite 1500
San Francisco, CA

Steve Zimmerman[2]               0      Chief Technology     0.00%
c/o 50 California St.                   Officer
Suite 1500
San Francisco, CA

Mark Katsumata                   0      Secretary/Treasurer  0.00%
c/o 1090 West Pender St.                and Chief Financial
Suite 1200                              Officer
Vancouver, BC

Bernhard Zinkhofer         210,000      Director             2.36%
c/o 1055 W. Georgia St.  Common
Suite 1500               Shares
Vancouver, BC

Peter Rantucci                   0      Director             0.00%
c/o 1090 West Pender St.
Suite 1200
Vancouver, BC

All officers and         2,210,000                          24.87%
directors as a group.    Common
(6 persons)              Shares

Alex Guidi               3,026,000                          34.05%
c/o 1090 West Pender St. Common
Suite 1200               Shares
Vancouver, BC

Brad Holland               784,500                           8.83%
P. O. Box 2314           Common
Dhahran, Saudi Arabia    Shares

Peter & Tanya Loretto[3]   699,500                           7.87%
c/o 350 - 6165 Hwy. 17   Common
Delta, BC                Shares

Jack & Zena Loretto[4]     519,500                           5.85%
c/o 350 - 6165 Hwy. 17   Common
Delta, BC                Shares

Tracy Godoy                547,000                           6.16%
1035 King George Way     Common
Vancouver, BC            Shares

[1] Within his employment agreement with the Registrant, Mr. Cohn has been granted the option to purchase 200,000 shares of the Common Stock of the Registrant exercisable at a price of $4.00 per share.

[2]  Within this employment agreement with the Registrant, Mr.
     Zimmerman has been granted the option to purchase 150,000 shares of the Common Stock of the Registrant exercisable at a price of $4.00 per share.

[3] Of the 669,500 shares in total, Mr. Peter Loretto owns 598,000 shares while his spouse, Tanya Loretto is the beneficial owner of 101,500 shares

[4] Of the 519,500 shares in total, Mr. Jack Loretto is the beneficial owner of 200,000 shares while his spouse, Zena Loretto is the owner of 319,500 shares.

     No arrangements exist which may result in a change in control of the Registrant.

     Other than the options granted to Mr. Cohn and Mr. Zimmerman in April 1999, as further disclosed under the section entitled Item 1 "Number of Total Employees and Number of Full Time Employees", the Registrant has not granted any other stock options or stock appreciation rights to any other individuals as of the date hereof.


        ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
        PERSONS

     The name, age and position held by each of the directors and officers of the Registrant are as follows:

Name                Age       Position Held

Michael Hinshaw     37        President, Chief Executive Officer &
                              Director

Bernhard Zinkhofer  43        Director

Peter Rantucci      29        Director

Richard Cohn        46        Executive Vice President

Steve Zimmerman     34        Chief Technology Officer

Mark Katsumata      33        Secretary, Treasurer and Chief Financial
                              Officer

     All directors have a term of office expiring at the next annual general meeting of the Registrant, unless re-elected or earlier vacated in accordance with the bylaws of the Registrant. All officers have a term of office lasting until their removal or replacement by the board of directors.

Michael Hinshaw - President, Chief Executive Officer and member of the Board of Directors.

     Mr. Michael Hinshaw was elected to the position of President, Chief Executive Officer and member of the Board of Directors on February 4, 1999. Mr. Hinshaw attended the University of San Francisco and the Academy of Art College in San Francisco, receiving a Bachelor of Arts in 1985 and a Masters of Fine Arts in Graphic Design from the Academy in 1988. As President and CEO of Verida Internet Corp., Mr. Hinshaw brings 15 years of strategic creative, marketing and management experience to his post.

     In 1985 Mr. Hinshaw co-founded an advertising and corporate design firm Hinshaw, Young & Partners in San Francisco. While there he developed advertising, direct mail, marketing and branding programs for several high-technology and financial service corporations including Apple Computer, Wells Fargo Bank, GTE and Hitachi Data Systems. In 1989, Mr. Hinshaw cofounded Resource Net, a San Francisco based company which enabled ad agencies and design firms to share management and marketing knowledge and resources using the technology of the Internet through an extensive corporate intranet and extranet. In 1994, Mr. Hinshaw joined the San Francisco based Triad Inc., a marketing and communications company, to pursue the hands-on creation of effective branding, advertising and design. As Co-Creative Director and Vice President of the firm, he drove both traditional and Internet based marketing and business programs for clients including Wells Fargo, Novell, Apple Computer and Household Credit Services. Mr. Hinshaw became President of Triad Inc. in 1997.

Bernhard Zinkhofer - Member of the Board of Directors.

     Mr. Bernhard Zinkhofer has been a member of the Board of Directors since February 4, 1999. Mr. Zinkhofer obtained a Bachelor of Commerce Degree from the University of Calgary in 1977, became a member of the Canadian Institute of Chartered Accountants in 1980 after articling with a predecessor of KPMG Peat Marwick Thorne and obtained a Bachelor of Law Degree from the University of Victoria in 1983. From 1983 to 1990, Mr. Zinkhofer practiced law with Sobolewski & Anfield, a law firm in Vancouver, British Columbia, in the corporate and securities areas. In 1990 Mr. Zinkhofer became an associate of, and in 1991 a partner of, the firm of Lang Michener Lawrence & Shaw of Vancouver, B.C. and Toronto, Ontario. Mr. Zinkhofer continues to be a partner in Lang Michener Lawrence & Shaw of Vancouver to this day. Mr. Zinkhofer is also a director of Trans-Orient Petroleum Ltd., Durum Cons. Energy Corp., W.M. Helijet Airways Inc., Strategic Technologies Inc. and Foran Mining Corporation.

Peter Rantucci - Member of the Board of Directors.

     Mr. Peter Rantucci has been a member of the board of directors since January 28, 1999. Mr. Rantucci received a Bachelor of Commerce Degree (Honors) from the University of British Columbia in 1992 and a Bachelor of Law Degree from the University of Manitoba in 1996. Mr. Rantucci began his articles in July 1996 with a large law firm situated in Calgary, Alberta called Milner Fenerty where he continued to practice commercial and tax law until his departure in January 1998. Since January 1998 until present Mr. Rantucci has been acting as executive and legal administrator for Indo-Pacific Energy Ltd.

Richard G. Cohn - Executive Vice President.

     Mr. Richard G. Cohn serves as Executive Vice President for the Registrant. Mr. Cohn holds a Bachelor of Arts from the University of Pennsylvania and a J.D. from Emory University. Mr. Cohn brings more than twenty years of diverse communications experience to the Registrant. From 1995 to 1998 Mr. Cohn was Vice President, Communications Technology/Employee Communications, with Charles Schwab & Co. in San Francisco, California. At Charles Schwab & Co., Mr. Cohn spearheaded efforts to align a geographically dispersed work force through Web technology. He also directed a national series of town hall meetings featuring CEO Charles Schwab launching the company's new strategic direction. From 1992 to 1995, Mr. Cohn was the Manager of Employee Communications with Sun Microsystems, at their Mountain View California office. While at Sun Microsystems Inc., Mr. Cohn helped pioneer online communications tools such as desktop video-on-demand and Web-based audio programming. He also directed global sensing efforts and managed communications campaigns around the world for Sun Microsystems Inc. Prior to his technology experience, Mr. Cohn served as a Senior Attorney for the Department of Energy in both Washington and San Francisco from 1980 to 1984 and has worked as a Legislative Assistant to the U.S. House of Representatives in Washington, D.C. from 1977 to 1978.

Steven Zimmerman - Chief Technology Officer

     Mr. Steven Zimmerman serves as Chief Technology Officer for the Registrant. He holds a Bachelor of Arts in economics from the University of Virginia and a Masters of Business Administration from San Francisco State University. Mr. Zimmerman brings over 13 years of technology leadership experience to the Registrant. From 1986 to 1994 Mr. Zimmerman served as Vice President and MIS director for Barclay & Company, Inc. In 1996 Mr. Zimmerman co-founded NetOpus Incorporated, an Internet hosting and development company. As President of NetOpus Incorporated, Mr. Zimmerman oversaw the design, development and implementation of Internet-based e-commerce solutions, with an emphasis on transaction processing, security, and database integration. While there, he also developed the Sales Associate System, a line of web based applications that enable companies to sell their products and services securely over the Internet.

Mark Katsumata - Secretary/Treasurer and Chief Financial Officer

     Mr. Mark Katsumata has been the Corporate Secretary, Treasurer and Chief Financial Officer of the Registrant since June 1998. Mr. Katsumata is a certified general accountant who was in public practice from 1990 to 1994 with De Visser & Company in Vancouver, B.C. On October 1994 Mr. Katsumata joined Indo-Pacific Energy Ltd. and presently continues to occupy the position of Secretary, Treasurer and Chief Financial Officer. Mr. Katsumata is also the Secretary, Treasurer and Chief Financial Officer of Trans-Orient Petroleum Ltd.

     None of the individuals listed above are subject to any anticipated or threatened legal proceedings of a material nature.


ITEM 6.   EXECUTIVE COMPENSATION

     Directors and Officers of the Registrant, both past and present, have received the following compensation:

                     SUMMARY COMPENSATION TABLE

(a)       (b)  (c)     (d)    (e)     (f)         (g)        (h)    (i)
                               Other               Securities
Name and                       Annual  Restricted  Underlying         All Other
Principal                      Compen- Stock       Options/   LTIP    Compen-
Position   Year Salary  Bonus  sation  Award(s)    SARs       Payouts sation
                ($)     ($)    ($)     ($)         (#)        ($)     ($)
Alex Guidi, 1998 -      -      18,000  -           -          -       -
President   1997 -      -          -   -           -          -       -
            1996 -      -          -   -           -          -       -

Michael     1998 -      -          -   -           -          -       -
 Hinshaw    1997 -      -          -   -           -          -       -
President   1996 -      -          -   -           -          -       -
 & CEO

John
 Holland    1998 -      -          -   -           -          -       -
Secretary   1997 -      -          -   -           -          -       -
[1]         1996 -      -          -   -           -          -       -

Ronald      1998 -      -          -   -           -          -       -
 Bertuzzi   1997 -      -          -   -           -          -       -
 Vice       1996 -      -          -   -           -          -       -
 President

Richard Cohn1998 -      -          -   -           -          -      -
Executive   1997 -      -          -   -           -          -      -
 Vice       1996 -      -          -   -           -          -      -
 President

Steven
 Zimmerman  1998 -      -          -   -           -          -      -
Chief       1997 -      -          -   -           -          -      -
 Technology 1996 -      -          -   -           -          -      -
 Officer



Mark
 Katsumata 1998  -      -          -   -           -          -      -
Secretary, 1997  -      -          -   -           -          -      -
Treasurer &1996  -      -          -   -           -          -      -
 Chief Financial
 Officer


[1] John Holland passed away in January 1998 and was the father of Brad Holland.

          Effective March 15, 1999, the Registrant entered into an employment agreement with Richard Cohn, Executive Vice President, at a rate of $7,500 per month. Additionally, the employment agreement provides for a stock option to purchase 200,000 shares of the Company exercisable at a price of $4.00 per share, subject to vesting provisions.

     Effective April 1, 1999, the Registrant entered into an employment agreement with Steven Zimmerman, Chief Technology Officer, at a rate of $4,000 per month. Additionally, the employment agreement provides for a stock option to purchase 150,000 shares of the Company exercisable at a price of $4.00 per share, subject to vesting provisions.

     As of the date hereof, the Registrant has not granted any other stock options or stock appreciation rights to its officers or directors since its inception on November 1, 1996.

     The Registrant does not have any long-term incentive plans to its officers and directors during the 1998 fiscal year.

     There are no standard or other arrangements pursuant to which the Registrant's directors were compensated in their capacity as such during the 1998 fiscal year.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Registrant and the Named
Executive Officers.

     There were no stock options exercised during the period from incorporation on November 1, 1996 to December 31, 1998 and during the three month period ended March 31, 1999.

     There were no stock options outstanding as at the end of the Registrant's most recently completed fiscal year of December 31, 1998 and as at the end of its first quarter of March 31, 1999.











ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Acquisitions of Associated Company.

     During the 1998 fiscal year, the Registrant acquired within the public market at prevailing prices a total of 59,800 common shares of Trans-Orient Petroleum Ltd. ("Trans-Orient") at a total cost of $174,930. The 59,800 shares of Trans-Orient were subsequently sold on the market at the prevailing market price on January 27, 1999 for total net proceeds of $81,972.25. Alex Guidi is the former President and a former member of the board of directors of the Registrant. Mr. Guidi is also the Chairman of the Board and a member of the board of directors of Trans-Orient. Mr. Bernhard Zinkhofer is a member of the board of directors of the Registrant and is also a member of the board of directors of Trans-Orient. Mark Katsumata is the Secretary and Treasurer of the Registrant. Mr. Katsumata is also the corporate secretary of Trans-Orient.

Transactions with Promoters.

     Since the Registrant's incorporation until present, Alex Guidi has been the promoter of the Registrant. During the 1998 fiscal year, consulting fees of $18,000 were paid to Pacific Reach Management Ltd., a private company wholly-owned by Mr. Guidi. During the 1997 fiscal year, the Registrant issued, pursuant to Regulation S of the 1933
Securities Act, 3,000,000 common of its common stock to International
Resource Management Corporation (formerly 437577 B.C. Ltd.) a private company wholly owned by Mr. Guidi. On February 3, 1999, Mr. Guidi signed, in his capacity as the sole shareholder, director and officer of International Resource Management Corporation, an agreement with the Registrant which cancelled, in its entirety, the 3,000,000 common shares issued by the Registrant to International Resource Management
Corporation.

Technology Purchase

     On June 11, 1999 the Registrant entered into a software purchase agreement (the "Software Agreement") with NetOpus Incorporated
("NetOpus") in order to purchase the core technology necessary to support the services the Registrant intends to offer. NetOpus is a private company owned and controlled by Steve Zimmerman. Mr. Zimmerman is also an executive officer of the Registrant fulfilling the role of Chief Technology Officer. NetOpus owns the rights to certain preexisting computer software marketed by NetOpus as the "Sales
Associate Store Creator" commerce system (the "Base Technology"). Under the terms of the Software Agreement, the Registrant purchased the right to use, modify, customize, brand, sell and market the Base Technology to provide online transaction processing functionality and features within the sites that the Registrant develops.






     The Base Technology has been provided by NetOpus in consideration of a onetime fee paid by the Registrant to NetOpus. The onetime fee consists of a combination of $50,000 and the issuance to NetOpus of 25,000 common shares of the Registrant. The 25,000 shares of the Registrant will be restricted from resale for a period of 12 months from the date of issuance. At the end of the twelve month period, the shares may be re-sold at a rate that cannot exceed 2,083 shares per month maximum.

Corporate and Website Development

     During the 1999 fiscal period, the Registrant entered into an agreement with Triad, Inc. to design and produce the Registrant's
Internet site and other corporate materials for an estimated total cost of $129,875 of which $114,005 was incurred by the Registrant as of June
29, 1999. The President of the Registrant is also the president and a majority owner of Triad, Inc. At June 29, 1999, the Registrant owed
$15,870 to Triad, Inc.


ITEM 8.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Registrant is subject to or which are anticipated or threatened.


ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           EQUITY AND OTHER SHAREHOLDER MATTERS

     The Registrant's shares traded on the Bulletin Board under the trading symbol "APCE" until March 10, 1999. On March 11, 1999 the
Registrant's shares began trading on the Bulletin Board under the symbol
"VERY". Summary trading by quarter for the 1998 and 1997 fiscal years are as follows:

     Fiscal Quarter           High Bid(1)    Low Bid(1)

     1999
          First Quarter       4.50           .25
     1998
          First Quarter        .562          .032
          Second Quarter       .875          .033
          Third Quarter        .875          .1
          Fourth Quarter       .6875         .1

     1997
          First Quarter        .375          .25
          Second Quarter       .25           .1875
          Third Quarter        .25           .1875
          Fourth Quarter       .4375         .1875





[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At March 29, 1999, there were 8,887,000 common shares of the Registrant issued and outstanding.

     March 29, 1999, there were 28 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. The beneficial owners of such shares are not known by the Registrant.

     No cash dividends have been declared by the Registrant nor are any intended to be declared. The Registrant is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Registrant insolvent. Dividend policy will be based on the Registrant's cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.

     The Registrant is not aware of any reason as to why the price of the security would have appreciated from those prices reflected in the summary trading table other than the demand for securities has been greater than the available supply.


        ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant was incorporated in November 1996. In the past three fiscal years, the Registrant has issued the following unregistered securities at the following prices. There were no underwriters engaged and no underwriting discounts or commissions paid.
All issues were made pursuant to exemptions from registration contained in Regulation D, Rule 504, Regulation S, Rules 901-905 and Section 4(2) of the 1933 Securities Act.

Date      Type of Security    Number    Proceeds  Exemption

1996
12/12/96  Common Shares       1,000,000 $ 10,000  Reg. D (504)
12/12/96  Common Shares       1,000,000 $100,000  Reg. D (504)

1997
08/11/97  Common shares       3,000,000 $ 30,000  Reg. S (901-904)[1]
12/18/97  Common Shares       1,600,000 $ 48,000  Reg. D (504)

1998
04/21/98  Common Shares       1,967,000 $ 59,010  Reg. D (504)







1999
02/01/99  Common Shares         800,000 $ 24,000  Reg. D (504)
02/08/99  Common Shares       1,000,000 $  1,000  Section 4(2) [2]
02/08/99  Common Shares       1,120,000 $ 33,600  Reg. D (504)
02/08/99  Common Shares         100,000 $    100  Reg. S (901-905)
02/17/99  Common Shares         300,000 $ 75,000  Reg. D (504)
05/13/99  Common Shares          60,000 $300,000  Reg. S (901-905)
06/11/99  Common Shares          25,000 $131,250  Section 4(2) [3]

[1] Cancellation of Shares. During the 1997 fiscal year, the Registrant issued, pursuant to Regulation S of the 1933 Securities
     Act, 3,000,000 common shares to International Resource Management
     Corporation (then 437577 B.C. Ltd.), a private company wholly owned by Alex Guidi. On February 3, 1999, Mr. Guidi signed, in his capacity as the sole shareholder, director and officer of International Resource Management Corporation, an agreement with the Registrant which cancelled, in its entirety, the 3,000,000 common shares issued by the Registrant to International Resource
     Management Corporation.

[2] Mr. Michael Hinshaw, the President of the Registrant and an affiliate of the Registrant, was issued 1,000,000 shares under
     Section 4(2).

[3] NetOpus Incorporated, a private company owned and controlled by Mr. Steve Zimmerman, was issued 25,000 shares under Section 4(2) as partial payment for the sale of its technology assets. Mr.
     Zimmerman is also an Executive Officer of the Registrant and as such, an affiliate of the Registrant. See "Item 7. Certain
     Relationships And Related Transactions."




ITEM 11.  DESCRIPTION OF SECURITIES.

     The Registrant's securities consist of common stock with a par value of $0.00001 per share. The Registrant's authorized capital is 100,000,000 common shares of which 8,887,000 common shares are issued and outstanding. All of the Registrant's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.






     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Registrant contain provisions which would delay, defer or prevent a change in control of the Registrant.

     The Registrant's transfer agent is American Securities Transfer &
Trust, Inc. 938 Quail Street, Suite 101, Lakewood, Co 80215, telephone
(303) 234-5300, facsimile (303) 234-5340.


ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The constating documents of the Registrant provide that the Registrant shall indemnify any director, officer, employee or agent of the Registrant to the full extent permitted by the laws of the State of Nevada. Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada
Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Registrant's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Registrant against certain liabilities. Officers and directors of the Registrant are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.























ITEM 13.  FINANCIAL STATEMENTS.

               Jorgensen Telford Sadovnick, P.L.L.C.
                    Certified Public Accountants

                    INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Austral Pacific Energy
Corp.

We have audited the accompanying balance sheets of Austral Pacific
Energy Corp. as of December 31, 1998 and 1997 and the related statements of loss and comprehensive loss, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and for the period from November 1, 1996 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austral
Pacific Energy Corp. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and for the period from November 1, 1996 (inception) to December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Jorgensen Telford Sadovnick, P.L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Seattle, Washington
February 9, 1999






                                F-1





AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Balance Sheets

As of December 31,                      1998           1997
Assets

Current

Cash and short-term deposits            $   21,178          $ 153,670
Subscriptions receivable (Note 8)          133,700                 -
Marketable securities (Note 3)              80,356                 -
                                        ----------          ---------
Total Assets                            $  235,234          $ 153,670
                                        ==========          =========
Liabilities

Current

Accounts payable and accrued
 liabilities                            $    4,578          $   2,000
Loan payable to related party (Note 6)      30,000             30,000
                                        ----------          ---------
Total Liabilities                           34,578             32,000
                                        ----------          ---------
Stockholders' Equity

Common stock, $0.00001 par value;
 100,000,000 shares authorized
 (1998: 8,887,000 shares issued
 and outstanding) (1997: 3,600,000
 shares issued and outstanding)                 89                 36
Additional paid-in capital                 340,621            147,964
Deficit accumulated during
 the development stage                     (45,480)           (26,330)
Cumulative comprehensive adjustment        (94,574)                -
                                        ----------          ---------
Total Stockholders' Equity                 200,656            121,670
                                        ----------          ---------
Total Liabilities and
  Stockholders' Equity                  $  235,234          $ 153,670
                                        ==========          =========


AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Statements of Loss and Comprehensive Loss

                                                       November
                                                       1, 1996
                         Year Ended     Year Ended     (inception) to
                         December 31,   December 31,   December 31,
                         1998           1997           1998
Revenues

Interest income          $    3,491     $   1,986      $    5,477
                         ----------     ---------      ----------
Expenses

General and
 administrative              22,641        21,547          50,957
                         ----------     ---------      ----------
Net loss for the period     (19,150)      (19,561)        (45,480)

Unrealized loss on
 marketable securities      (94,574)           -          (94,574)
                         ----------     ---------      ----------
Comprehensive loss
  for the period         $ (113,724)    $ (19,561)     $ (140,054)
                         ==========     =========      ==========

Basic and diluted
 loss per share          $    (0.00)    $   (0.01)     $    (0.03)
                         ==========     =========      ==========

AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Statements of Cash Flows

                                                       November
                                                       1, 1996
                         Year Ended     Year Ended     (inception) to
                         December 31,   December 31,   to December 31,
                         1998           1997           1998
Operating Activities

Net loss for the period  $  (19,150)    $ (19,561)     $  (45,480)
Changes in non-cash
 working capital:
  Accounts payable and
   accrued liabilities        2,578         1,082           4,578
                         ----------     ---------      ----------
Net cash used in operating
 activities                 (16,572)      (18,479)        (40,902)
                         ----------     ---------      ----------
Financing Activities

Loan from related party,
 net                             -         20,000          30,000
Common shares issued
 for cash                    59,010        48,000         217,010
Cost of common stock
 offering                        -             -          (10,000)
                         ----------     ---------      ----------
Net cash provided by
 financing activities        59,010        68,000         237,010
                         ----------     ---------      ----------
Investing Activities

Purchase of marketable
 securities                (174,930)           -         (174,930)
                         ----------     ---------      ----------
Net cash used in
 investing activities      (174,930)           -         (174,930)
                         ----------     ---------      ----------
Net increase (decrease)
 in cash                   (132,492)       49,521          21,178

Cash position -
 Beginning of period        153,670       104,149              -
                         ----------     ---------      ----------
Cash position -
 End of period           $   21,178     $ 153,670      $   21,178
                         ==========     =========      ==========

AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Statements of Changes in Stockholders' Equity

For the periods ended December 31, 1998, 1997 and 1996

                                                       Premium
                                                       Paid on
                                   Common Stock        Common
                                   Shares    Amount    Stock
Balance at inception on
 November 1, 1996                         -  $  -      $      -

Common stock issued for cash
 at $0.01 and $0.10 per share      2,000,000    20       109,980
Cost of common stock offering             -              (10,000)
Net loss during the period
                                   --------- -----     ---------
Balance at December 31, 1996       2,000,000    20        99,980

Common stock issued for cash
 at $0.03 per share (Note 6)       1,600,000    16        47,984
Net loss during the year
                                   --------- -----     ---------
Balance at December 31, 1997       3,600,000    36       147,964

Common stock issued for
 cash at $0.03 per share           1,967,000    20        58,990
Common stock issued for
 cash at $0.001, $0.03 and
 $0.25 per share (Note 8)          3,320,000    33       133,667
Net loss during the year
Unrealized loss on
 marketable securities
                                   --------- -----     ---------
Balance at December 31, 1998       8,887,000 $  89     $ 340,621
                                   ========= =====     =========










                               F-5a

AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Statements of Changes in Stockholders' Equity

For the periods ended December 31, 1998, 1997 and 1996

                              Deficit
                              Accumulated
                              during the     Cumulative     Total
                              Development    Comprehensive  Stockholders
                              Stage          Adjustment     Equity
Balance at inception on
 November 1, 1996             $      -       $      -       $      -

Common stock issued for cash
 at $0.01 and $0.10 per share                                 110,000
Cost of common stock offering                                 (10,000)
Net loss during the period       (6,769)                       (6,769)
                              ---------      ---------      ---------
Balance at December 31, 1996     (6,769)            -          93,231

Common stock issued for cash
 at $0.03 per share (Note 6)                                   48,000
Net loss during the year        (19,561)                      (19,561)
                              ---------      ---------      ---------
Balance at December 31, 1997    (26,330)            -         121,670

Common stock issued for
 cash at $0.03 per share                                       59,010
Common stock issued for
 cash at $0.001, $0.03 and
 $0.25 per share (Note 8)                                     133,700
Net loss during the year        (19,150)                      (19,150)
Unrealized loss on
 marketable securities                         (94,574)       (94,574)
                              ---------      ---------      ---------
Balance at December 31, 1998  $ (45,480)     $ (94,574)     $ 200,656
                              =========      =========      =========














                                F-5b

AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Notes to the Financial Statements
For the Period from November 1, 1996 (Inception) to December 31, 1998
NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Nevada on November 1, 1996. The Company is in the development stage and has been relatively inactive since its inception.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Accounting Principles and Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

b)   Translation of Foreign Currencies
Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

c)   Financial Instruments and Financial Risk
The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

d)   Accounting Pronouncements Recently Issued
The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997 and requiring restatement of all prior period earnings per share data. SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures. Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

               AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Notes to the Financial Statements
For the Period from November 1, 1996 (Inception) to December 31, 1998
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The FASB issued Statement of Financial Accounting Standards No. 130:
Reporting Comprehensive Income ("SFAS 130"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported as part of the basic financial statements. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

e)   Cash and Short-term Deposits
Cash and short-term deposits include government treasury bills and bankers' acceptances with maturities no longer than 90 days, together with accrued interest.

NOTE 3 - MARKETABLE SECURITIES

Marketable securities are comprised of 59,800 (1997 - Nil) shares of Trans-Orient Petroleum Ltd., which were acquired at a cost of $174,930. At December 31, 1998, the market value of these shares is $80,356 (1997
- Nil). These securities are classified as available-for-sale securities and are reported at market value, with unrealized gains and losses included as a component of comprehensive income.

Trans-Orient Petroleum Ltd. is a public company related by an individual who is a common director, officer and principal shareholder. Refer to Note 6

NOTE 4 - COMMON STOCK

Stock Options and Share Purchase Warrants

There were no stock options granted or share purchase warrants issued during the 1998 and 1997 fiscal years. No stock options or share purchase warrants were outstanding at December 31, 1998.

NOTE 5 - LOSS PER SHARE

Net loss per common share is computed based on the weighted-average number of common shares and common share equivalents outstanding.
There were no dilutive securities outstanding for the periods presented. No differences existed between basic and diluted loss per share for the periods presented. The weighted-average number of shares outstanding after giving retroactive effect to share transactions are 8,294,205 for the 1998 fiscal year and 2,061,370 for the 1997 fiscal year.
Refer to Note 8

AUSTRAL PACIFIC ENERGY CORP.
(A Development Stage Enterprise)
Notes to the Financial Statements
For the Period from November 1, 1996 (Inception) to December 31, 1998
NOTE 6 - RELATED PARTY TRANSACTIONS

During the 1998 fiscal year, the Company paid $18,000 (1997 - $ Nil) in consulting fees to a private company wholly-owned by the President of the Company.

During the 1998 fiscal year, the Company purchased 59,800 common shares of Trans-Orient Petroleum Ltd., a public company related by an individual who is a common director, officer and principal shareholder. Refer to note 3

During the 1997 fiscal year, the Company repaid a $10,000 loan to a shareholder of the Company.

During the 1997 fiscal year, the Company issued 3,000,000 shares for total cash proceeds of $30,000 to a private company wholly-owned by the President of the Company. This private placement was rescinded by mutual agreement on February 3, 1999. Refer to Note 8

NOTE 7 - INCOME TAXES

There are no income taxes payable by the Company at December 31, 1998.

NOTE 8 - SUBSEQUENT EVENTS

The following material events have occurred subsequent to the year-end:

a)   Private Placements

Subsequent to the 1998 fiscal year, the Company issued a total of 3,320,000 shares pursuant to private placements for total cash proceeds of $133,700. Additionally, 3,000,000 shares previously issued in the 1997 fiscal year under a private placement for total cash proceeds of $30,000 were cancelled in its entirety. Since these transactions affect the Company's permanent capital, the financial statements have been prepared giving retroactive effect to these transactions. The 3,000,000 shares issued in the 1997 fiscal year and cancelled subsequent to the 1998 fiscal year are not shown as issued. The 3,320,000 shares which were issued in February 1999 are shown as if they had been outstanding for all of the 1998 fiscal year.

b)   Sale of Marketable Securities

Subsequent to the 1998 fiscal year, the Company sold 59,800 shares of Trans-Orient Petroleum Ltd. for cash proceeds of $81,972, net of commissions, resulting in a loss of $92,958.
                               F-8

               JORGENSEN TELFORD SADOVNICK, P.L.L.C.
                    CERTIFIED PUBLIC ACCOUNTANTS



REVIEW ENGAGEMENT REPORT

To the Board of Directors and Shareholders of Verida Internet Corp. (formerly Austral Pacific Energy Corp.)

We have reviewed the accompanying balance sheets of Verida Internet Corp. (formerly Austral Pacific Energy Corp.) as of March 31, 1999 and 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the three month periods ended March 31, 1999 and 1998, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of the Company.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Jorgensen Telford Sadovnick, P.L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS





Seattle, Washington
June 23, 1999





      720 Third Avenue, Suite 1910, Seattle, Washington 98104
        Telephone; (206) 521-0403 Facsimile: (206) 624-3301

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Balance Sheets
(Unaudited - See Accountants' Review Report)

                                   March 31,      March 31,
                                   1999           1998
ASSETS

Current
 Cash and short-term deposits      $ 139,583      $ 144,165
 Subscriptions receivable (Note 3)        -         133,700
                                   ---------      ---------
Total Assets                       $ 139,583      $ 277,865
                                   ---------      ---------

LIABILITIES

Current
 Accounts payable and accrued
  liabilities                      $   8,500      $   2,078
 Due to related party (Note 5)        32,469             -
 Loan payable to related party
  (Note 5)                                -          30,000
                                   ---------      ---------
Total Liabilities                     40,969         32,078
                                   ---------      ---------

STOCKHOLDERS' EQUITY
 Common stock, $0.00001 par value;
  100,000,000 shares authorized
  (Note 3) (1999: 8,887,000 shares
  issued and outstanding) (1998,
  6,920,000 shares issued and
  outstanding)                            89             69
 Additional paid-in capital          340,621        281,631
 Deficit accumulated during the
  development stage                 (242,096)       (35,913)
                                   ---------      ---------
Total Stockholders' Equity            98,614        245,787
                                   ---------      ---------
Total Liabilities and
 Stockholders' Equity              $ 139,583      $ 277,865
                                   ---------      ---------

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Statements of Operations
(Unaudited - See Accountants' Review Report)

                         Three Month    Three Month    November 1, 1996
                         Period Ended   Period Ended   (inception) to
                         March 31,      March 31,      March 31,
                         1999           1998           1999
REVENUE

Interest income          $    1,559     $   1,683      $    7,036
                         ----------     ---------      ----------
OPERATING EXPENSES

Product development          71,719            -           71,719

General and administrative   33,498        11,266          84,455
Loss on sale of marketable
 securities (Note 5)         92,958            -           92,958
                         ----------     ---------      ----------
                            198,175        11,266         249,132
                         ----------     ---------      ----------
Net loss for the period  $ (196,616)    $  (9,583)     $ (242,096)
                         ==========     =========      ==========

Basic and diluted loss
 per share               $    (0.02)    $   (0.00)     $    (0.05)
                         ==========     =========      ==========

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Statements of Cash Flows
(Unaudited - See Accountants' Review Report).

                         Three Month    Three Month    November 1, 1996
                         Period Ended   Period Ended   (inception) to
                         March 31,      March 31,      March 31,
                         1999           1998           1999
OPERATING ACTIVITIES
Net loss for the period  $ (196,616)    $  (9,583)     $ (242,096)
Changes in non-cash
working capital:
 Accounts payable and
  accrued liabilities         3,922            78           8,500
 Due to related party        32,469            -           32,469
 Loss on sale of
  marketable securities      92,958            -           92,958
                         ----------     ---------      ----------
Net cash used in
 operating activities       (67,267)       (9,505)       (108,169)
                         ----------     ---------      ----------
FINANCING ACTIVITIES
Common shares issued
 for cash                   133,700            -          350,710
Cost of common stock
 offering                        -             -          (10,000)
Repayment of related
 party loan                 (30,000)           -          (30,000)
Loan from related party          -             -           30,000
                         ----------     ---------      ----------
Net cash provided by
 financing activities       103,700            -          340,710
                         ----------     ---------      ----------
INVESTING ACTIVITIES
Proceeds from sale of
 marketable securities       81,972            -           81,972
Purchase of marketable
 securities                      -             -         (174,930)
                         ----------     ---------      ----------
Net cash provided by
 (used in) investing
 activities                  81,972            -          (92,958)
                         ----------     ---------      ----------
Net increase (decrease)
 in cash                    118,405        (9,505)        139,583
Cash position - Beginning
 of period                   21,178       153,670              -
                         ----------     ---------      ----------
Cash position - End of
 period                  $  139,583     $ 144,165      $  139,583
                         ==========     =========      ==========

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Statements of Changes in Stockholders' Equity
(Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

                                                  Additional
                                Common Stock      Paid-in
                              Shares    Amount    Capital
Balance at
 December 31, 1998            8,887,000 $ 89      $ 340,621

Net loss during the period
Loss on sale of marketable
 securities realized
                              --------- ----      ---------
Balance at March 31, 1999     8,887,000 $ 89      $ 340,621
                              ========= ====      =========
Balance at December 31, 1997  3,600,000 $ 36      $ 147,964

Common stock issued for
 cash at $0.001, $0,03 and
 $0.25 per share (Note 3)     3,320,000   33        133,667
Net loss during the period
                              --------- ----      ---------
Balance at March 31, 1998     6,920,000 $ 69      $ 281,631
                              ========= ====      =========























                                  5a

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Statements of Changes in Stockholders' Equity
(Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

                         Deficit
                             Accumulated
                             during the     Cumulative     Total
                             Development    Comprehensive  Stockholders'
                             Stage          Adjustment     Equity
Balance at
 December 31, 1998            $  (45,480)    $ (94,574)     $  200,656

Net loss during the period      (196,616)                     (196,616)
Loss on sale of marketable
 securities realized                            94,574          94,574
                              ----------     ---------      ----------
Balance at March 31, 1999     $ (242,096)    $      -       $   98,614
                              ==========     =========      ==========
Balance at December 31,
 1997                         $ (26,330)     $      -       $  121,670

Common stock issued for
 cash at $0.001, $0,03 and
 $0.25 per share (Note 3)                                      133,700
Net loss during the period       (9,583)                        (9,583)
                              ---------      ---------      ----------
Balance at March 31, 1998     $ (35,913)     $      -       $  245,787
                              =========      =========      ==========



















                                  5b 41
VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Notes to the Financial Statements
(Unaudited -See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Nevada on November 1, 1996 and is a development stage enterprise. The Company is currently developing business-to-business electronic commerce solutions for use on the Internet.

These financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred operating losses since its incorporation and significant acquisitions in the future, if any, will likely require additional equity financing. However, there can be no assurance that such acquisitions will occur, or whether additional funds required, if any, would be available to the Company when required or on terms acceptable to the Company. Such limitations could have a material adverse effect on the Company's business, financial condition or operations and these financial statements do not include any adjustment that could result therefrom.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal periods. Actual results may differ from those estimates.

b) Translation of Foreign Currencies

Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the period. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the period in which they occur.

c) Financial Instruments and Financial Risk

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Notes to the Financial Statements
(Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Accounting Pronouncements Recently Issued

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128"), effective for fiscal periods ending after December 15, 1997 and requiring restatement of all prior period earnings per share data. SFAS 128 replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures. Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The FASB issued Statement of Financial Accounting Standards No. 130:
Reporting Comprehensive Income ("SFAS 130"), effective for fiscal periods beginning after December 15, 1997 and requiring restatement of all comparative financial statements disclosed. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported as part of the basic financial statements. The Company does not expect adoption of this new standard to have a material effect on its financial reporting.

e) Cash and Short-term Deposits

Cash and short-term deposits include government treasury bills and bankers' acceptances with initial maturities no longer than 90 days, together with accrued interest.

f) Product Development Costs

Product development costs include expenses incurred by the Company to develop, monitor and operate the Company's website. Product development costs are expensed as incurred.

NOTE 3 - COMMON STOCK

a) Stock Options and Share Purchase Warrants

There were no stock options granted or share purchase warrants issued during the 1999 and 1998 fiscal periods. No stock options or share purchase warrants were outstanding at March 31, 1999.
Refer to Notes 5 and 8

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)
(A Development Stage Enterprise)
Notes to the Financial Statements
(Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

NOTE 3 - COMMON STOCK (continued)

b) Private Placements

During the 1999 fiscal period, the Company issued a total of 3,320,000 shares pursuant to private placements for total cash proceeds of $133,700 and cancelled 3,000,000 shares previously issued pursuant to a private placement for total cash proceeds of $30,000. Since these transactions affect the Company's permanent capital, the financial statements for the year ended December 31, 1998 were prepared giving retroactive effect to these transactions.

Accordingly, the comparative figures for the 1998 fiscal period have also been prepared giving retroactive effect to these transactions. The 3,320,000 shares issued during the 1999 fiscal period are shown as if they had been outstanding at the beginning of the 1998 fiscal period. The 3,000,000 shares issued during the 1997 fiscal year and cancelled during the 1999 fiscal period are not shown as being issued.

Refer to Notes 5 and 8

NOTE 4 - LOSS PER SHARE

Net loss per common share is computed based on the weighted-average number of common shares and common share equivalents outstanding. There were no dilutive securities outstanding for the periods presented and consequently, no differences existed between basic and diluted loss per share for the periods presented. The weighted-average number of shares outstanding after giving retroactive effect to subsequent share transactions are 8,887,000 for the 1999 fiscal period and 6,920,000 for the 1998 fiscal period.

Refer to Note 3

NOTE 5 - RELATED PARTY TRANSACTIONS

a) Due to Related Party

During the 1999 fiscal period, the Company entered into an agreement with a private company to design and produce the Company's internet site and other corporate materials for an estimated total cost of $129,875 (1998 fiscal period - Nil), of which $97,406 was incurred by the Company. The President of the Company is also the president of this private company.

At March 31, 1999, the Company owed $32,469 (March 31, 1998 - Nil) to this private company.

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)

(A Development Stage Enterprise) Notes to the Financial Statements (Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

b) Loan Payable to Related Party

During the 1999 fiscal period, the Company repaid a $30,000 loan from a private company wholly-owned by a former President of the Company. This amount relates to the cancellation during the 1999 fiscal period of 3,000,000 shares issued during the 1997 fiscal year for total cash proceeds of $30,000.

Refer to Note 3

c) Sale of Marketable Securities

During the 1999 fiscal period, the Company sold 59,800 shares of Trans-Orient Petroleum Ltd. for cash proceeds of $81,972, net of commissions, resulting in a loss of $92,958. These available-for-sale securities were originally acquired at a cost of $174,930 and reported historically at market value, with unrealized gains and losses included as a component of comprehensive income.

Trans-Orient Petroleum Ltd. is a public company with directors, officers and/or principal shareholders in common with the Company.

d) Employment Agreement and Stock Option

The Company entered into an employment agreement with the Company's Executive Vice President at a rate of $7,500 per month. The employment agreement also provides for a stock option to purchase 200,000 shares of the Company exercisable at a price of $4.00 per share, subject to vesting provisions. This option is to be granted concurrently with the initial granting of stock options to other key individuals of the Company and has yet to be granted.

e) Consulting Agreement

During the 1998 fiscal period, the Company incurred $9,000 in consulting fees to a private company wholly-owned by the former
President of the Company.

Refer to Note 8

NOTE 6 - INCOME TAXES

There are no income taxes payable by the Company at March 31, 1999.

VERIDA INTERNET CORP. (Formerly Austral Pacific Energy Corp.)

(A Development Stage Enterprise) Notes to the Financial Statements (Unaudited - See Accountants' Review Report)

For the Three Month Periods Ended March 31, 1999 and 1998

NOTE 7 - NAME CHANGE

On March 11, 1999, the name of the Company was changed from Austral Pacific Energy Corp. to Verida Internet Corp.

NOTE 8 - SUBSEQUENT EVENTS

a) Private Placement

Subsequent to March 31, 1999, the Company issued 60,000 shares pursuant to a private placement for total cash proceeds of $300,000.

b) Employment Agreement and Stock Option

Subsequent to March 31, 1999, the Company entered into an employment agreement with the Company's Chief Technology Officer at a rate of $4,000 per month. The employment agreement also provides for a stock option to purchase 150,000 shares of the Company exercisable at a price of $4.00 per share, subject to vesting provisions. This option is to be granted concurrently with the initial granting of stock options to other key individuals of the Company and has yet to be granted.

c) Software Purchase Agreement

Subsequent to March 31, 1999, the Company entered into an agreement to purchase computer software from NetOpus Incorporated in consideration of $50,000 and 25,000 shares of the Company. The Company has the right to use, brand, sell and market this computer software including the right to modify and customize at the Company's expense as required. Additionally, the Company has the right to share equally in any revenue generated from any future sale or licensing of the modified computer software by NetOpus Incorporated.

The Chief Technology Officer of the Company is the president of NetOpus Incorporated.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Registrant's former independent auditor, Terrence J. Dunne, Certified Public Accountant was dismissed by the Registrant on February 11,1999. The former auditor expressed an unqualified opinion on the financial statements of the Registrant for the period ended December 31, 1996.

     The decision to change auditors was approved by the Registrant's board of directors. The board of directors decided to dismiss Mr. Dunne due to the belief that Mr. Dunne would not be able to consistently meet the time requirements for the preparation of the Registrant's financial statements. There were no disagreements with the former auditor on any audit or accounting issues.

     The Registrant engaged the firm of Jorgensen Telford Sadovnick, PLLC, Certified Public Accountants, as its new auditor, on February 9, 1999.


        ITEM 15.    INDEX TO EXHIBITS

     The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
Number         Description

3.1 *          Initial Articles of Incorporation, as filed November 1,
               1996

3.2 *          Bylaws

3.3 * Articles of Amendment to the Articles of Incorporation, as filed on November 8, 1996

3.4 * Articles of Amendment to the Articles of Incorporation, as filed on March 11, 1999

27.2           Financial Data Schedule

99.1 *         Cohn Employment Agreement

99.2 *         Zimmerman Employment Agreement

99.3           Triad, Inc. Agreement

99.4           Software Purchase Agreement

*    Previously Filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VERIDA INTERNET CORP.



Name                     Title                         Date


/s/ Peter Rantucci       Director                      July 2, 1999
Peter Rantucci



/s/ Mark Katsumata       Secretary, Treasurer          July 2, 1999
Mark Katsumata           and Chief Financial
                         Officer